Press Release SR #10-06

August 21, 2006

Mr. Laurence Stephenson reports

SUTCLIFFE RESOURCES WINS AUCTION FOR GOLD PROJECTS IN FAR EAST RUSSIA

Sutcliffe Resources Ltd. has learned that Chukot Gold ZAO, a company incorporated under the laws of the Russian federation, has been awarded two exploration properties in the Federal Subsoil Agency auction held August 17, 2006, in Anadyr, Chukotka autonomous district. Sutcliffe holds the exclusive rights of Chukot Gold ZAO in these tenders, as stated in a news issued on January 12,2006. The Chukotka autonomous district is the farthest northeast region of Russia, on the shores of the Bering Sea, directly across from the state of Alaska. The terms of the auction and mineral deposits are as follows:

Elvenei deposit

The Elvenei deposit is located in central Chukotka, 110 kilometers from Bilibino, home of the Bilibino atomic power station (43 megawatts) and 540 kilometers from the largest Arctic seaport, Pevek.. The area of the Elvenei licence is 12 sqaure kilometers. The successful bid amount for the Elvenei deposit was 30.15 million Russian rubles ($1.2 million US). Suttcliffe will have a 20 year licence to exploit the deposit area.

Tumannoye deposit

The Tumannoye deposit is located in the northern part of the Chukotski peninsula and is serviced by road to the seaport of Egvekinot, and has power from the Egvekinot thermal power station (29.3 megawatts). The area of the Tumannoye licence is 19 square kilometers. The successful bid amount for the Tumannoye deposit was 28.15 million Russian rubles ($1.1 million US). Sutcliffe will have a 20 year licence to exploit the deposit area.

Sutcliffe intends to undertake a comprehensive exploration program extending into 2007 which will involve trenching, drilling and a metallurgical sampling program.

On behalf of the board of directors,

“Laurence Stephenson”

Laurence Stephenson, P.Eng, MBA
President

For further information, please visit our website www.sutclifferesources.com.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risk factors and uncertainties which may cause actual results to vary considerably from these statements.

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